Exhibit 99.1

Here Announces Unaudited Financial Results for the First Quarter of Fiscal Year 2026

Beijing, December 2, 2025 /GLOBE NEWSWIRE/ - Here Group Limited (NASDAQ: HERE) (“Here” or the “Company”), a pop toy company dedicated to creating beloved collectibles and trend-defining experiences, today announced its unaudited financial results for the first quarter of the fiscal year ending June 30, 2026 (the “first quarter of FY 2026”, which refers to the quarter from July 1, 2025 to September 30, 2025).

Financial and Operational Highlights for the First Quarter of FY 2026

The Company completed the disposal of its Established Business1 on September 30, 2025 (the “Disposal”). After the Disposal2, the Company is primarily engaged in the pop toy business.

The Company’s legal name was changed from QuantaSing Group Limited to Here Group Limited following shareholder approval at an extraordinary general meeting on November 6, 2025.

•	Revenues for the first quarter of FY 2026 were RMB127.1 million (US$17.9 million), representing an increase of 93.3% from the fourth quarter of the fiscal year ended June 30, 2025 (the “fourth quarter of FY 2025”).

•	Net loss from continuing operations for the first quarter of FY 2026 was RMB25.8 million (US$3.6 million), compared with RMB21.8 million in the fourth quarter of FY 2025.

•	Adjusted net loss from continuing operations[3] for the first quarter of FY 2026 was RMB17.1 million (US$2.4 million), compared with RMB19.3 million in the fourth quarter of FY 2025.

•	The Company has a total of 17 IPs[4] as of September 30, 2025, including 11 proprietary IPs, 4 exclusive licensed IPs, and 2 non-exclusive licensed IPs.

Mr. Peng Li, Chairman and Chief Executive Officer of Here, commented, “This quarter marks a historic milestone as our first earnings call as HERE, and I’m proud to report inspiring results that validate our pure-play pop toy strategy. We delivered total revenue of RMB127.1 million, representing strong growth of 93.3% quarter-over-quarter. Our strategic transformation is driving momentum across all key metrics, demonstrating the power of our focused approach. With our two-pillar growth strategy gaining traction through IP development and omnichannel expansion, we’re building a sustainable competitive advantage in the global pop toy market. Our world-class operational capabilities, combined with our strong financial foundation, position us uniquely to capitalize on the massive growth opportunities ahead and deliver long-term value to our shareholders as we execute our vision of becoming a leading global pop toy company.”

Mr. Dong Xie, Chief Financial Officer of Here, added, “Our gross margin increased to 41.2% this quarter from 34.7% in the previous quarter, reflecting the strength of our pop toy business model. With our strategic focus on the high-growth pop toy segment, we expect full fiscal year 2026 revenues to be in the range of RMB750.0–800.0 million, demonstrating our confidence in scaling our operations and expanding internationally.”

[1]	Established Business refers to all the business operations established prior to the acquisition of Shenzhen Yiqi Culture Co., Ltd., including the individual online learning services business, consumer businesses and other businesses aside from the pop toy business.
[2]	The Disposal was accounted for as discontinued operations in accordance with ASC 205-20 since it represents a strategic shift that has a major effect on the Company’s operations and financial results. Accordingly, the historical financial results of the Established Business were reflected in the Company’s consolidated financial statements as discontinued operations, and the related assets and liabilities associated with discontinued operations in the prior year consolidated balance sheets were classified as assets/liabilities held for sale.
[3]	Adjusted net loss from continuing operations is a non-GAAP financial measure. For a reconciliation of net loss from continuing operations to adjusted net loss from continuing operations, see the “Non-GAAP Financial Measures” section and the table captioned “Here Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.
[4]	“IP” refers to the design of a single or a series of characters and the underlying intellectual property rights.

Financial Results from Continuing Operations for the First Quarter of FY 2026

Revenues

Revenues were RMB127.1 million (US$17.9 million) in the first quarter of FY 2026, derived solely from the sales of pop toys and related activities.

Cost of revenues

Cost of revenues was RMB74.7 million (US$10.5 million) in the first quarter of FY 2026, which primarily comprised of costs associated with pop toy goods sold.

Sales and marketing expenses

Sales and marketing expenses were RMB27.6 million (US$3.9 million) in the first quarter of FY 2026, primarily consisting of advertising and promotion expenses, which aimed at enhancing products and brand visibility to accelerate growth and expand market share.

Research and development expenses

Research and development expenses were RMB15.8 million (US$2.2 million) in the first quarter of FY 2026. These expenditures were directed toward advancing the Company’s pop toy portfolio through new product design innovation and establishing the Company’s integrated sales platform and data center infrastructure, creating a foundation for future business scaling.

General and administrative expenses

General and administrative expenses were RMB38.1 million (US$5.4 million) in the first quarter of FY 2026, primarily associated with the Company’s core operational functions including employee compensation, professional service fees, and other operational expenditures.

Net loss from continuing operations and adjusted net loss from continuing operations

Net loss from continuing operations was RMB25.8 million (US$3.6 million) in the first quarter of FY 2026. Adjusted net loss from continuing operations was RMB17.1 million (US$2.4 million) in the first quarter of FY 2026.

Net loss from continuing operations per share and adjusted net loss from continuing operations per share5

Basic and diluted net loss from continuing operations per share were RMB0.16 (US$0.02) in the first quarter of FY 2026. Basic and diluted adjusted net loss from continuing operations per share were RMB0.11 (US$0.02) in the first quarter of FY 2026.

Balance Sheet

As of September 30, 2025, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB789.4 million (US$110.9 million).

[5]	Basic and diluted adjusted net loss from continuing operations per share are non-GAAP financial measures. For a reconciliation of basic and diluted net loss from continuing operations per share to basic and diluted adjusted net loss from continuing operations per share, see the “Non-GAAP Financial Measures” section and the table captioned “Here Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.

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Financial Outlook

Based on currently available information, the Company expects its revenues from the pop toy business to be in the range of RMB150.0 million to RMB160.0 million for the second quarter of FY 2026 (which refers to the quarter from October 1, 2025 to December 31, 2025) and in the range of RMB750.0 million to RMB800.0 million for FY 2026 (which refers to the year from July 1, 2025 to June 30, 2026). The forecasts reflect the Company’s current and preliminary views on the pop toy market and its pop toy business operating conditions, which are subject to change.

Recent Developments

2025 Share Repurchase Program

On June 6, 2025, the Company announced that the Board had approved a new share repurchase program of up to US$20.0 million of the Company’s Class A ordinary shares in the form of ADSs for a purchase period beginning on June 11, 2025 and ending on June 30, 2026 (the “2025 Share Repurchase Program”). As of November 28, 2025, a total of 0.5 million ADSs had been repurchased for an aggregate consideration of US$5.0 million under the 2025 Share Repurchase Program.

Conference Call Information

The Company’s management will hold an earnings conference call at 07:00 A.M. Eastern Time on Tuesday, December 2, 2025 (08:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title: Here Group Limited Q1 FY 2026 Earnings Call

Pre-register Link: https://dpregister.com/sreg/10204773/100713b8827

All participants may use the link provided above to complete the online registration process in advance of the conference call. Upon registration, each participant will receive an email with a set of participant dial-in numbers, a passcode, and a unique PIN to join the conference call.

The replay will be accessible through December 09, 2025 by dialing the following numbers:

International: United States Toll Free: Replay Access Code:	1-412-317-0088 1-855-669-9658 4613091

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.heregroup.com.

Non-GAAP Financial Measures

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, the Company uses adjusted net loss from continuing operations and basic and diluted adjusted net loss from continuing operations per ordinary share as its non-GAAP financial measures. Adjusted net loss from continuing operations represents net loss excluding share-based compensation expense. Basic and diluted adjusted net loss from continuing operations per ordinary share represents adjusted net loss from continuing operations attributable to Here Group Limited divided by weighted average number of ordinary shares outstanding during the periods used in computing adjusted net loss from continuing operations per ordinary share, basic and diluted. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

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The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net income from continuing operations, net loss from continuing operations per ordinary share, basic and diluted or other consolidated statements of operations data prepared in accordance with U.S. GAAP. The Company’s definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. For more information on these non-GAAP financial measures, please see the table captioned “Here Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB7.1190 to US$1.00, the exchange rate on September 30, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred to could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1955. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the Company’s financial outlook, beliefs and expectations. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Among other things, the Financial Outlook for Pop Toy Business in this announcement contains forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new consumers and to increase the spending and revenues generated from consumers; its ability to maintain and enhance the recognition and reputation of its brands; its expectations regarding demand for and market acceptance of its services and products; expected growth, future trends and competition in the markets that it operates in; changes in its revenues and certain cost or expense items; PRC governmental policies and regulations relating to its various business lines and industries, general economic and political conditions in China and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

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About the Company

The Company, through its HERE奇梦岛 brand, creates collectible pop toys that spark joy and inspire global culture. With innovative design and storytelling at its core, the Company delivers immersive experiences that connect deeply with collectors worldwide. Guided by joy, integrity, wonder, and co-creation, the Company is building vibrant cultural ecosystems where fans shape and share dreams.

For more information, please visit: https://ir.heregroup.com.

Contact

Investor Relations

Leah Guo

Here Group Limited

Email: ir@heregroup.com

Tel: +86 (10) 6493-7857

Robin Yang, Partner

ICR, LLC

Email: Heregroup.IR@icrinc.com

Phone: +1 (212) 537-0429

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HERE GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	June 30, 2025	September 30, 2025	September 30, 2025
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	472,943	731,822	102,798
Restricted cash	20,757	1,043	147
Short-term investments	139,990	56,584	7,948
Accounts receivable, net	29,505	49,329	6,929
Amounts due from related parties	1,577	20,372	2,862
Inventory, net	16,229	48,405	6,799
Prepayments and other current assets	73,434	166,351	23,368
Current assets held for sale	558,316	-	-
Total current assets	1,312,751	1,073,906	150,851

Non-current assets:
Property and equipment, net	9,935	12,894	1,811
Intangible assets, net	65,938	68,033	9,557
Long-term investments	28,254	35,740	5,020
Operating lease right-of-use assets	12,504	9,570	1,344
Deferred tax assets	-	561	79
Goodwill	187,598	187,598	26,352
Other non-current assets	1,475	57,462	8,072
Non-current assets held for sale	43,064	-	-
Total non-current assets	348,768	371,858	52,235
TOTAL ASSETS	1,661,519	1,445,764	203,086

LIABILITIES
Current liabilities:
Short-term borrowings	11,100	10,200	1,433
Accounts payables	14,321	42,615	5,986
Accrued expenses and other current liabilities	66,168	83,389	11,714
Amounts due to related parties	3,321	2,376	334
Income tax payable	9,440	72,415	10,172
Contract liabilities, current portion	1,665	4,700	660
Operating lease liabilities, current portion	9,482	10,367	1,456
Current liabilities held for sale	498,516	-	-
Total current liabilities	614,013	226,062	31,755

Non-current liabilities:
Operating lease liabilities, non-current portion	4,617	2,867	403
Deferred tax liabilities	72,014	106,215	14,920
Non-current liabilities held for sale	37,912	-	-
Total non-current liabilities	114,543	109,082	15,323
TOTAL LIABILITIES	728,556	335,144	47,078

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HERE GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(Amounts in thousands, except for share and per share data)

	As of
	June 30, 2025	September 30, 2025	September 30, 2025
	RMB	RMB	US$

MEZZANINE EQUITY
Non-controlling interests	40,999	221,372	31,096

SHAREHOLDERS’ EQUITY
Class A ordinary shares	81	81	11
Class B ordinary shares	34	34	5
Treasury stock	(49,054)	(67,515)	(9,484)
Additional paid-in capital	1,066,860	875,051	122,918
Accumulated other comprehensive income	16,507	15,417	2,166
(Accumulative deficit)/retained earnings	(225,431)	66,180	9,296
TOTAL HERE GROUP LIMITED SHAREHOLDERS’ EQUITY	808,997	889,248	124,912
Non-controlling interests	82,967	-	-
TOTAL SHAREHOLDERS’ EQUITY	891,964	889,248	124,912

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	1,661,519	1,445,764	203,086

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HERE GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended
	June 30, 2025	September 30, 2025	September 30, 2025
	RMB	RMB	US$

Revenues	65,781	127,147	17,860
Cost of revenues	(42,970)	(74,725)	(10,497)
Gross Profit	22,811	52,422	7,363

Operating expenses:
Sales and marketing expenses	(19,108)	(27,584)	(3,875)
Research and development expenses	(9,010)	(15,820)	(2,222)
General and administrative expenses	(19,673)	(38,146)	(5,358)
Total operating expenses	(47,791)	(81,550)	(11,455)

Loss from operations	(24,980)	(29,128)	(4,092)

Other income:
Interest income	796	878	123
Others, net	5,728	3,663	515

Loss before income tax	(18,456)	(24,587)	(3,454)
Income tax expense	(3,350)	(1,170)	(164)

Net loss from continuing operations, net of income tax	(21,806)	(25,757)	(3,618)
Net income from discontinued operation, net of income tax (including gain on disposal of nil and 284,737 for the three months ended June 30, 2025 and September 30, 2025, respectively)	129,786	318,451	44,733
Net income	107,980	292,694	41,115
Net loss/(income) attributable to noncontrolling interests	2,161	(1,083)	(152)
Net income attributable to ordinary shareholders of the Company	110,141	291,611	40,963
Including：
Net loss from continuing operations attributable to ordinary shareholders of the Company	(19,641)	(26,828)	(3,768)
Net income from discontinued operations attributable to ordinary shareholders of the Company	129,782	318,439	44,731

Weighted average number of ordinary shares used in computing net (loss)/income per share
- Basic	163,732,982	163,710,546	163,710,546
- Diluted	163,732,982	163,710,546	163,710,546

Net loss from continuing operations per share attributable to ordinary shareholders of the Company - basic	(0.12)	(0.16)	(0.02)
Net income from discontinued operation per share attributable to ordinary shareholders of the Company - basic	0.79	1.95	0.27

Net loss from continuing operations per share attributable to ordinary shareholders of the Company - diluted	(0.12)	(0.16)	(0.02)
Net income from discontinued operation per share attributable to ordinary shareholders of the Company - diluted	0.79	1.95	0.27

Other comprehensive loss
Foreign currency translation adjustments, net of nil tax	(1,984)	(1,090)	(153)
Total other comprehensive loss	(1,984)	(1,090)	(153)

Total comprehensive income	105,996	291,604	40,962
Comprehensive loss/(income) attributable to non-controlling interests	2,161	(1,083)	(152)
Total comprehensive income attributable to ordinary shareholders of the Company	108,157	290,521	40,810

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HERE GROUP LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except for share and per share data)

The following table below sets forth a reconciliation of net loss from continuing operations to adjusted net loss from continuing operations and basic and diluted net loss from continuing operations per share to basic and diluted adjusted net loss from continuing operations per share for the periods indicated:

	For the Three Months Ended
	June 30, 2025	September 30, 2025	September 30, 2025
	RMB	RMB	US$

Net loss from continuing operations	(21,806)	(25,757)	(3,618)
Less: Share-based compensation expenses	(2,513)	(8,635)	(1,212)

Adjusted net loss from continuing operations	(19,293)	(17,122)	(2,406)
Attributable to noncontrolling interests	2,165	(1,071)	(150)
Adjusted net loss from continuing operations attributable to the Company	(17,128)	(18,193)	(2,556)

Weighted average number of ordinary shares used in computing net loss from continuing operations per share
- Basic	163,732,982	163,710,546	163,710,546
- Diluted	163,732,982	163,710,546	163,710,546
Weighted average number of ordinary shares used in computing adjusted net loss from continuing operations per share
- Basic	163,732,982	163,710,546	163,710,546
- Diluted	163,732,982	163,710,546	163,710,546

Net loss from continuing operations per ordinary share
- Basic	(0.12)	(0.16)	(0.02)
- Diluted	(0.12)	(0.16)	(0.02)
Adjusted net loss from continuing operations per ordinary share
- Basic	(0.10)	(0.11)	(0.02)
- Diluted	(0.10)	(0.11)	(0.02)

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HERE GROUP LIMITED

UNAUDITED ADDITIONAL INFORMATION

(Amounts in thousands, except for shares and per share data)

The following table below sets forth a breakdown of revenue from pop toy business by IPs for the periods indicated:

	For the Three Months Ended
	June 30, 2025	September 30, 2025	September 30, 2025
	RMB	RMB	US$

Revenue from pop toy business
WAKUKU	42,959	89,727	12,604
ZIYULI	17,591	20,763	2,917
SIINONO	-	12,887	1,809
Others(1)	5,231	3,770	530

	65,781	127,147	17,860

(1)	“Others” refers to revenue generated from all other IPs, such as “MEMIMO”, “FUNII”, “FIILA” and “PIDOL”, and other revenues, aggregated and presented as “Others”.

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